Domenic J. Dell'Osso, Jr. Executive Vice President and Chief Financial Officer
6100 North Western Avenue Oklahoma City, Oklahoma 73118

January 22, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Request for Acceleration of Effectiveness of Chesapeake Energy Corporation’s Registration Statement on Form S-4 (File No. 333-235888) filed on January 10, 2020
Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Chesapeake Energy Corporation hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-235888) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on January 24, 2020, at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

Very truly yours,

Chesapeake Energy Corporation

/s/ Domenic J. Dell'Osso, Jr.
Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	Clinton W. Rancher Baker Botts L.L.P.